Contact:

Bob Rai, Director and CEO

604-247-2639

info@vancpharm.com

www.vancpharm.com

VANC Announces Non-Brokered Private Placement

July 11, 2018 – VANC Pharmaceuticals Inc. (“VANC”), announced today a non-brokered private placement of up to 6,666,666 units at a price of $0.15 per unit for gross proceeds of up to $1,000,000 (the “Offering”).

Each unit will consist of one common share and one common share purchase warrant.  Each warrant will entitle the holder to purchase one (1) additional share for a period of twenty-four (24) months from closing at a price of $0.33.

Proceeds from the Offering are planned to be used by VANC for corporate overhead and working capital.

In connection with the Offering, the Company may pay a finders’ fee subject to the policies of the TSX Venture Exchange.  Any insider participation in the Offering is unknown at this time.

This Offering is subject to receipt of TSX Venture Exchange approval.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.